

July 14, 2021

Jun Ho Yang
Chief Executive Officer
Hi-Great Group Holding Co
621South Virgil Avenue, #470
Los Angeles, CA 90005

Re: Hi-Great Group Holding Co
Form 8-K filed July 14, 2021
File No. 000-56200

Dear Mr. Yang:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 14, 2021

Item 4.02(a), page 1

1.   Please revise your Form 8-K to include a brief description of the facts underlying the conclusion to the extent known to the registrant at the time of filing (i.e. the nature of the material misstatements in the accounting for the periods listed), in accordance with Item 4.02(a)(2).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matthew McMurdo